

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Linan Gong
Chairman
TMT Acquisition Corp.
500 Fifth Avenue
Suite 938
New York, NY 10110

> **Re: TMT Acquisition Corp.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed August 5, 2022**
> **File No. 333-259879**

Dear Mr. Gong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

Amended Registration Statement on Form S-1 filed August 5, 2022

Prospectus Cover Page, page i

1.   We partially reissue comment 2. Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Summary, page 1

2.   We reissue comment 4. Please disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company.

State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you determine permissions are not needed, including the CAC disclosures in the risk factors section, please disclose the basis for your determination. To the extent you relied upon the opinion of counsel, please file the consent as an exhibit. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, or (ii) inadvertently conclude that such permissions or approvals are not required and your directors and officers are required to obtain such permissions or approvals in the future.

3. We note disclosure in your risk factor on page 33 that your sponsor, officers, directors, advisors or their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Liang Shih, Esq.